For Immediate Release

COURT GIVES EFFECT TO FORDING PROPOSAL
FOR NEW MEETING DATE

Sherritt and Teachers to Give
Fording Shareholders Time to Review Offer

CALGARY — December 23, 2002 — Fording Inc. (TSX/NYSE: FDG) announced today that the Special Meeting of Shareholders to vote on the Plan of Arrangement involving Fording, Teck Cominco, and Westshore Terminals scheduled for January 3, will now be held January 22, 2003. The date was changed as a result of Fording’s request for an order of the Court of Queen’s Bench of Alberta, which will become effective today, following Sherritt Coal Acquisition Inc.’s decision to extend the expiry date of its offer to January 23, 2003.

Because the conversion of Fording into an income trust is proceeding by way of a court-supervised Plan of Arrangement, changes with respect to the meeting required court approval. On December 20, Fording asked the Court to set its meeting date for January 22 and to move the expiry date for the unsolicited bid by Sherritt International Corp. and Ontario Teachers Pension Plan Board to January 23.

Sherritt and Teachers had earlier refused to consent to the new dates that would allow Fording shareholders more time to consider their choices after Sherritt and Teachers mailed a new 340-page offer on December 18.

The Court ruled that Sherritt and Teachers had until 4:30 pm Calgary time today to agree to extend the expiry time of their new offer to January 23 for the Court’s order to be effective. Sherritt and Teachers announced today they will extend the expiry of their offer.

“We are pleased that Sherritt and Teachers have agreed to the Fording solution, endorsed by the Court, which will provide our shareholders with more time to understand the true essence of their offer,” said Richard Haskayne, Chairman of Fording Inc. “Given a reasonable amount of time, we believe shareholders will see that the Fording Plan of Arrangement is superior.”

Fording issued a Board recommendation that shareholders reject the new Sherritt offer on December 20, released extensive information outlining the reasons for recommending rejection on December 22, and commenced mailing its Circular to shareholders today.

Among the reasons to reject the offer were that:

•	The new Sherritt offer asks Fording shareholders to accept as little as $1.00 more in cash per share while giving up as much as $10.00 in continuing value in the trust units.

•	Despite the nominal $35.00 offer price, Sherritt and Teachers are, in fact effectively paying only $28.41 for each of the 24.3 million Fording shares they can acquire under the maximum cash election of their offer. They are effectively getting 6 million Fording shares for free.

•	The new Sherritt offer proposes to strip out Fording’s valuable thermal coal assets from the proposed Sherritt income trust for far less than they are worth, while selling Sherritt’s low-value and low-productivity metallurgical coal assets into the trust for far more than fair value. Fording’s thermal coal assets are valued by Sherritt under the new Sherritt offer at $242 million notwithstanding that these assets generated cash flow, after sustaining capital expenditures, of $43.4 million in 2001. By contrast, the metallurgical coal assets proposed to be contributed to the Sherritt income trust for $207 million, generated cash flow after capital expenditures of only $2.8 million in 2001. This transfer of value benefits only Sherritt and is partners.

The latest Fording circular and related documents are available at www.fording.ca.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Prairie Operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222